CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-001

FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is:
Masimo Corporation
52 Discovery
Irvine, CA 92618
Attention: General Counsel
Telephone: (949) 297-7000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 29, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

Re:	Masimo Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 001-33642
Dear Mr. James:
This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Mark P. de Raad, Executive Vice President and Chief Financial Officer of Masimo Corporation (the “Company” or “Masimo”), in the letter dated June 15, 2017 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Commission on February 15, 2017.
Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.
Because of the commercially sensitive nature of information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment of such information. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s

CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-0002

letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Form 10-K Fiscal Year Ended December 31, 2016
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 74
Foreign Currency Exchange Rate Risk, page 75

1.
We note your disclosure that a 10% change in foreign currency exchange rates could have a material effect on your future operating results or cash flows. Consistent with the guidance in Item 305(1)(ii)(A) of Regulation S-K, please revise your future filings to quantify the potential loss that could result from the 10% change in foreign currency exchange rates. In light of your statement that the impact would depend on the particular currency and the direction of the change, consider quantifying the potential impact of a change in each of the currencies you have identified.

The Company acknowledges the Staff’s comment, and to the extent that a 10% change in foreign currency exchange rates could have a material effect on the Company’s future operating results or cash flows, the Company will disclose in its future filings an estimate of the potential financial statement loss that could directly result from a 10% change in foreign currency exchange rates and will consider separately quantifying the potential impact of such a change for each identified currency.
Note 7. Property and Equipment, page F-25

2.
We note that you reclassified approximately $6.4 million out of construction-in-progress during fiscal 2016, but note that the balance increased at December 31, 2016 when compared with the fiscal 2015 year-end. Please describe and quantify for us the construction projects in progress at December 31, 2016.

The Company acknowledges the Staff’s comment. Masimo generally records costs related to large capital projects to construction-in-progress (CIP) until the underlying assets are placed in service. In response to the Staff’s request, the Company respectfully provides the following rollforward analysis of the Company’s CIP balances by general project type from January 2, 2016 to December 31, 2016 (unaudited, in thousands):

Project Type	January 2, 2016	CIP Additions	Assets Placed in Service	December 31, 2016
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]
Total CIP per Footnote 7	$7,124	[***]	[***]	$7,923

CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-0003

Masimo Corporation respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Masimo Corporation, 52 Discovery, Irvine, CA 92618 Attention: General Counsel, Telephone: (949) 297-7000, before it permits any disclosure of the bracketed information contained in this letter.
**********
Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.
Sincerely,

/s/ DAVID J. VAN RAMSHORST
David J. Van Ramshorst
Senior Vice President, Chief Accounting Officer

cc:	David Burton, Division of Corporation Finance, U.S. Securities & Exchange Commission
Mark P. de Raad, Executive Vice President & Chief Financial Officer, Masimo Corporation
Jeff Hartlin, Paul Hastings LLP
Doug McCombs, Grant Thornton LLP

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